
                             SHAREHOLDERS AGREEMENT

                           DATED AS OF APRIL 21, 2004

                                      among

                        VIATEL HOLDING (BERMUDA) LIMITED

                                       and

                 THE OTHER PARTIES NAMED HEREIN OR BOUND
                                     HEREBY

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                                TABLE OF CONTENTS

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                                                                                                               Page
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ARTICLE I          Definitions..............................................................................     1

   1.1          Defined Terms...............................................................................     1
   1.2          Other Definitional Provisions; Interpretation...............................................     2

ARTICLE II         Governance...............................................................................     3

   2.1          Exercise of the Holder's Rights.............................................................     3
   2.2          Proportionate Voting........................................................................     4
   2.3          Director and Representative Compensation....................................................     4
   2.4          Director Insurance..........................................................................     4

ARTICLE III        Restrictions on Transfer; Tag-Along Rights; Drag-Along Rights............................     4

   3.1          General Restrictions on Transfer............................................................     4
   3.2          Transfer Restrictions.......................................................................     5
   3.3          Drag-Along Rights...........................................................................     5
   3.4          Tag-Along Rights............................................................................     7
   3.5          Rights of First Refusal.....................................................................     9
   3.6          Involuntary Transfer........................................................................    11
   3.7          Special Share...............................................................................    11

ARTICLE IV         Preemptive Rights; Information Rights; Holder............................................    11

   4.1          Preemptive Rights...........................................................................    11
   4.2          Information Requirements....................................................................    12
   4.3          Rule 144 and Rule 144A Information..........................................................    13
   4.4          Duties of Holder............................................................................    13
   4.5          Rights of Holder: Limitation of Liability...................................................    14
   4.6          Compensation, Reimbursement and Indemnity...................................................    15

ARTICLE V          Representations and Warranties...........................................................    17

   5.1          Representations and Warranties of the Company...............................................    17
   5.2          Representations and Warranties of the Shareholders..........................................    17

ARTICLE VI         Miscellaneous............................................................................    18

   6.1          Termination.................................................................................    18
   6.2          Recapitalization, Exchanges, etc., Affecting the Notes or Common Shares.....................    19
   6.3          Injunctive Relief...........................................................................    19
   6.4          Notices.....................................................................................    20
   6.5          Legend......................................................................................    20
   6.6          Amendment; Waiver; Remedies Cumulative......................................................    21

                                       i
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
   6.7          Additional Documents........................................................................    22
   6.8          No Third-Party Beneficiaries................................................................    22
   6.9          Successors and Assigns......................................................................    22
   6.10         Severability................................................................................    22
   6.11         Integration.................................................................................    22
   6.12         Governing Law; Jurisdiction; Waiver of Jury Trial...........................................    22
   6.13         Counterparts................................................................................    24
   6.14         Transferees Bound...........................................................................    24
   6.15         Headings, etc...............................................................................    24
   6.16         Time of the Essence.........................................................................    24

Exhibit A.......................................................Amended Bye-Laws

Exhibit B......................................Form of Confidentiality Agreement

Schedule A............................................................Purchasers

                             SHAREHOLDERS AGREEMENT

                  THIS SHAREHOLDERS AGREEMENT (this "Agreement") is dated as of April 21, 2004, by and among Viatel Holding (Bermuda) Limited, a company incorporated under the laws of Bermuda (the "Company"), Morgan Stanley & Co. Incorporated ("Morgan Stanley") and the other parties listed on Schedule A hereto (together with Morgan Stanley, the "Purchasers"; and the Purchasers, together with their direct and indirect transferees who shall become a party to or agree to be bound by the terms of this Agreement after the date hereof in accordance with the terms hereof, the "Shareholders").

                  WHEREAS, on April 21, 2004, the Company and the Purchasers entered into an Investment and Note Purchase Agreement (the "Investment Agreement") pursuant to which, under the terms and subject to the conditions contained therein, (a) each Purchaser shall purchase 8% Convertible Senior Secured Notes Due 2014 of the Company and (b) Morgan Stanley shall purchase the Special Share (as defined in the Investment Agreement) of the Company;

                  WHEREAS, as of the time immediately after the issuance and sale of the Notes (as hereinafter defined) and the Special Share in accordance with the Investment Agreement, the Purchasers will own the amount of Notes and number of Special Shares set forth opposite their names on Schedule A hereto;

                  WHEREAS, the Bye-Laws of the Company have been amended and restated in the form attached hereto as Exhibit A (the "Amended Bye-Laws");

                  WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company and the Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to its securities; and

                  WHEREAS, the parties desire, for their mutual benefit and protection, to set forth in this Agreement the respective rights and obligations of the Company and the Shareholders with respect to the Shareholders' ownership of the Notes and Conversion Shares (as defined in the Investment Agreement) and with respect to the exercise by the Holder (as hereinafter defined) of the rights granted to the Special Share under the Amended Bye-Laws.

                  NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Shareholders agree as follows:

                                   ARTICLE I

                                   Definitions

         1.1 Defined Terms. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Investment Agreement. As used in this Agreement, the following terms shall have the meanings ascribed to them:

                  "Affiliate" has the meaning set forth in Rule 405 under the Securities Act.

                  "Board of Directors" means the Board of Directors of the Company.

                  "Director" shall have the meaning ascribed to it in the Amended Bye-Laws.

                  "Fully-Diluted Shares" means the number of Common Shares issued and outstanding assuming the exercise of all outstanding options, warrants and rights to acquire, and the conversion of any securities convertible or exercisable into, Common Shares (including all Notes), whether or not then vested, convertible or exercisable.

                  "Holder" means the registered holder of the Special Share, holding such Special Share in trust for the benefit of the Purchasers and their direct or indirect transferees. The initial Holder shall be Morgan Stanley or a Person designated by Morgan Stanley.

                  "Investor-Appointed Directors" shall have the meaning ascribed to it in the Amended Bye-Laws.

                  "IPO" means an initial public offering of Common Shares pursuant to a registration statement under the Securities Act.

                  "Liquidity Event" shall have the meaning ascribed to it in the Notes.

                  "Majority Block" means (a) from the date hereof through (but excluding) the Majority Conversion Date, the holders of a majority in principal amount of the Notes issued on the Closing Date and (b) from and after the Majority Conversion Date, the holders of a majority of the then-outstanding Common Shares held by Qualified Shareholders.

                  "Minority Investors" means each of the Purchasers (other than Morgan Stanley).

                  "Notes" means the 8% Convertible Senior Secured Notes Due 2014 of the Company which: (a) are to be purchased by the Purchasers pursuant to the terms of the Investment Agreement; (b) may subsequently be purchased pursuant to
Section 2(b)(ii)(C) of the Executive Agreement; and (c) may be issued by the Company as interest on securities issued pursuant to clauses (a), (b) and (c) of this definition.

                  "Original Holders" means the Purchasers and their respective Affiliates.

                  "SEC" means the U.S. Securities and Exchange Commission or any federal agency at the time administering the Securities Act.

                  "Similar Law" means provisions under any federal, state, local, non-US or other laws or regulations that are similar to Section 406 of ERISA or Section 4975 of the Code.

         1.2 Other Definitional Provisions; Interpretation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement, and Section, Subsection and Schedule references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement. The meanings given to terms defined herein shall be equally applicable to the singular and plural forms of such terms, unless the context otherwise requires. The term "including" shall mean "including without limitation."

                                   ARTICLE II

                                   Governance

         2.1 Exercise of the Holder's Rights.

                  (a) Subject to Sections 2.1(b) and (c) hereof, the Holder shall not exercise any of the rights and privileges afforded to it (in its capacity as the Holder) under the Amended Bye-Laws without the prior written consent of the Majority Block. Upon receipt of such a written consent, the Holder shall take all necessary and desirable actions within its control to effectuate the matters set forth in such written consent (including, without limitation, by providing the requisite written notice of or consent to such matters to the Company, attending, speaking and voting at shareholder meetings).

                  (b) At any time (x) prior to the Majority Conversion Date that one Purchaser, together with such Purchaser's Affiliates (collectively, the "Majority Investor"), holds at least a majority of the outstanding principal amount of the Notes, a majority of the outstanding principal amount of the Notes held by the Minority Investors shall have the right (exercisable upon delivery of a written consent to the Holder from holders of a majority in principal amount of the Notes held by the Minority Investors) to designate, elect, and subsequently remove and replace two of the Investor-Appointed Directors (which directors shall be identified at the time of the initial appointment, and are referred to herein as the "Minority Directors"), and (y) from and after the Majority Conversion Date (and until such time as the Minority Investors collectively beneficially own less than 10% of the outstanding Common Shares of the Company) that one Purchaser, together with such Purchaser's Affiliates, holds at least a majority of the outstanding Common Shares, the Minority Investors shall have the right (exercisable upon delivery of a written consent to the Holder from holders of a majority of the Common Shares held by the Minority Investors) to designate, elect, and subsequently remove and replace such Minority Directors. Upon receipt of such a written consent, the Holder shall take all necessary and desirable actions within its control to effectuate the matters set forth in such written consent relating to the rights specified in this Section 2.1(b) (including, without limitation, by providing the requisite written notice or consent of such matters to the Company, attending, speaking and voting at shareholder meetings). In determining whether to exercise any such rights, the Holder shall be entitled to rely on any records provided by the Company to determine the principal amount of Notes and number of Common Shares held by any Person at any time, and the Company and each party hereto shall cooperate fully in making available to the Holder and the Company all information reasonably requested concerning the holdings of Notes and Common Shares by such party and its Affiliates.

                  (c) Until such time as the Minority Investors collectively beneficially own less than 10% of the then outstanding Common Shares, the Company shall not amend Bye-Law 83E of the Amended Bye-Laws (nor shall the Holder vote in favor of or consent to such amendment) without the prior written consent of each of the Minority Investors who beneficially own any securities of the Company at the time of such proposed amendment.

         2.2 Proportionate Voting. Prior to the occurrence of a Liquidity Event, any Original Holder that beneficially owns more than 35% of the then-outstanding Common Shares (excluding Common Shares issuable upon conversion of the Notes) (a "Designated Holder") shall vote (or consent, with respect to written consents) all Common Shares owned by such Original Holder in a manner that is proportionate to the voting of holders of the remaining outstanding Common Shares (e.g., if 60% of the Common Shares (other than the Common Shares held by such Designated Holder) are present at a meeting of shareholders, then 60% of such Designated Holder's Common Shares shall be represented at such meeting, and that percentage of such Designated Holder's Common Shares shall be voted for or against each proposal at such meeting in the same proportion as all Common Shares present at such meeting (other than the Common Shares held by such Designated Holder) are voted at the meeting on such proposal). Each Original Holder hereby grants an irrevocable proxy, coupled with an interest, to the Holder (or its designee) to vote (or consent, with respect to written consents) all Common Shares held by such Original Holder in this manner; provided, however, that such proxy shall be effective only if at the record date for such vote, consent or other action (or if there is no record date, at the date such vote, consent or other action becomes binding), such Original Holder is a Designated Holder.

         2.3 Director and Representative Compensation. Each Investor-Appointed Director and New Independent Director shall be entitled to such compensation as is customarily paid by the Company to the Company's outside directors. The compensation and expenses of any duly appointed "non-voting representative" under Bye-Law 83E of the Amended Bye-Laws shall be solely the responsibility of the Purchasers.

         2.4 Director Insurance. The Company shall provide directors liability insurance for all Directors in an amount reasonably determined by the Company.

                                  ARTICLE III

         Restrictions on Transfer; Right of First Refusal; Tag-Along Rights; Drag-Along Rights

         3.1 General Restrictions on Transfer. No Shareholder may transfer by way of sale, exchange, assignment, pledge, gift or other disposition (all of which acts shall be deemed included in the term "transfer" or "Transfer" as used in this Agreement) any or all of the Notes, Conversion Shares or the Special Share (whether held in its, his or her own right or by a representative of the Shareholder, such Shareholder hereinafter being referred to as a "Transferor") unless (i) such transfer is made on the books of the registrar of the Company (the "Registrar") and in accordance with the provisions of this Agreement, the Conversion Shares, the Special Share and the Notes, as applicable, and (ii) the transferee (if other than (A) the Company or another Shareholder, (B) a transferee of Conversion Shares in a sale made under Rule 144 (or any successor provision) under the Securities Act, that is otherwise permitted by this Agreement or (C) pursuant to a transfer of Notes or Conversion Shares registered under the Securities Act, that is otherwise permitted by this Agreement or the Registration Rights Agreement) (the "Transferee") shall have executed and delivered to the Company, as a condition precedent to such transfer, an instrument or instruments in form and substance satisfactory to the Company confirming that the Transferee agrees to be bound by the terms of this Agreement and accepts the

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rights and obligations as a Shareholder (or Holder, as the case may be) and a party set forth hereunder (including, without limitation, making the representations and warranties set forth in Section 5.2 hereof). Any purported transfer of Notes or Conversion Shares or the Special Share other than in accordance with this Agreement by any Transferor shall be null and void, and the Company shall refuse to recognize any such transfer for any purpose and the Registrar shall not reflect in its records any change in record ownership pursuant to any such transfer. Notwithstanding anything to the contrary herein,
(a) the terms and conditions set forth in this Section 3.1 shall not apply to any sale of Notes or Conversion Shares (x) pursuant to an effective registration statement filed pursuant to the Registration Rights Agreement or pursuant to Rule 144 (or any successor provision) under the Securities Act or (y) pursuant to Sections 3.3 or 3.4 (except to the extent that the agreement providing for the sale under Sections 3.3 or 3.4 provides that the terms of Section 3.1 and
3.2 shall apply) and (b) the terms and conditions set forth in Sections 3.3, 3.4 and 3.5 shall not apply to Transfers of the Special Share.

         3.2 Transfer Restrictions. No Shareholder shall Transfer any Notes or Conversion Shares, and neither the Company nor the Registrar shall transfer on its books any such securities unless each of the following conditions are satisfied (and the Holder shall not Transfer the Special Share and neither the Company nor the Registrar shall transfer the Special Share on its books unless the conditions set forth in clauses (a) and (c) are satisfied):

                  (a) (i) the Transfer is pursuant to an effective registration statement under the Securities Act filed by the Company and is in compliance with any applicable state securities or blue sky laws; (ii) such Shareholder shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company, to the extent reasonably requested by the Company, to the effect that no such registration is required because of the availability of an exemption from registration under the Securities Act (including, without limitation, an exemption pursuant to Rule 144A under the Securities
         Act); (iii) such Transfer is an inter vivos Transfer by a Shareholder that is a natural person to such Person's spouse, child, grandchild, parent, father, mother, brother or sister (whether by blood, adoption or marriage) or to a trust established solely for the benefit of such Persons (collectively, "Relatives"), or a Transfer to a Shareholder's estate upon death, in each case, who is or would be eligible to be a Purchaser under the Investment Agreement; or (iv) such Transfer is a Transfer to an Affiliate that is or would be eligible to be a Purchaser under the Investment Agreement, provided that when the Transferee ceases to be an Affiliate of the Transferor, such Transfer shall be void and of no effect and this Section shall be deemed to have been breached;

                  (b) the Transfer complies with Sections 3.3, 3.4 and 3.5, if applicable, except that Transfers described in clauses (iii) and
         (iv) of Section 3.2(a) need not comply with this Section 3.2(b); and

                  (c) with respect to any transfer referred to in Section 3.2(a) other than clause (i) therein or a transfer pursuant to Rule 144 under the Securities Act, the certificates representing such transferred securities issued to the Transferee shall bear the legend provided in Section 6.5.

         3.3      Drag-Along Rights.

                  (a) Sale of Notes. If at any time prior to the occurrence of the Majority Conversion Date any Noteholder or a group of Noteholders holding a majority of the then-outstanding principal amount of the Notes (the "Majority Selling Noteholders") proposes to transfer, in one or a series of related transactions, Notes to a purchaser (other than to an Affiliate or Relative thereof or pursuant to Section 3.5) in an aggregate amount of at least a majority of the then-outstanding principal amount of the Notes, and said purchaser desires to acquire at least a majority of the then-outstanding principal amount of the Notes upon such terms and conditions as agreed to with the Majority Selling Noteholders, each other Noteholder shall agree to sell (if requested to by the Majority Selling Noteholders) the Pro Rata Portion of its Notes to said purchaser at the same price and pursuant to the same terms and conditions as agreed to by the Majority Selling Noteholders (such transaction, the "Note Drag Along Transaction"); provided, however, that in no event shall any Noteholder be required to sell any of its Notes at a the price that is less than the Change of Control Put Price (as defined in the Notes) for such Notes calculated as if a Change of Control (as defined in the Notes) shall have occurred as of the closing of such Note Drag Along Transaction. In such case, the Majority Selling Noteholders shall give written notice of such sale to the other Noteholders at least 30 days prior to the consummation of such sale, setting forth (i) the consideration to be received by the Noteholders, (ii) the identity of the purchaser, (iii) any other material items and conditions of the proposed transfer and (iv) the date of the proposed transfer and shall cause the terms of any such transaction not to expose such other Noteholders to joint and several liability in such transaction. For purposes of this Section 3.3(a), "Pro Rata Portion" shall mean, with respect to the Notes held by a Noteholder, a number equal to the product of (A) the aggregate principal amount of Notes then owned by such Noteholder and (B) a fraction, the numerator of which shall be the aggregate principal amount of Notes proposed to be sold to a purchaser by the Majority Selling Noteholders as set forth in the written notice described above, and the denominator of which shall be the aggregate principal amount of Notes then held by the Majority Selling Noteholders (including the Notes proposed to be sold by the Majority Selling Noteholders).

                  (b) Sale of Common Shares. If at any time that a Trading Market does not exist any Qualified Shareholder or a group of Qualified Shareholders holding a majority of the Fully-Diluted Shares (the "Majority Selling Shareholders") proposes to transfer, in one or a series of related transactions, Common Shares to a purchaser (other than to an Affiliate or Relative thereof or pursuant to Section 3.5) in an aggregate amount representing at least a majority of the Fully-Diluted Shares, and said purchaser desires to acquire at least a majority of the Fully-Diluted Shares upon such terms and conditions as agreed to with the Majority Selling Shareholders, each other Qualified Shareholder shall agree to sell (if requested to by the Majority Selling Shareholders) the Pro Rata Portion of its Common Shares to said purchaser at the same price and pursuant to the same terms and conditions as agreed to by the Majority Selling Shareholders. In such case, the Majority Selling Shareholders shall give written notice of such sale to the other Qualified Shareholders at least 30 days prior to the consummation of such sale, setting forth (i) the consideration to be received by the Qualified Shareholders, (ii) the identity of the purchaser, (iii) any other material items and conditions of the proposed transfer and (iv) the date of the proposed transfer and shall cause the terms of any such transaction not to expose such other Qualified Shareholders to joint and several liability in such transaction. For purposes of this Section 3.3(b), "Pro Rata Portion" shall mean, with respect to the Common Shares held by a Qualified Shareholder, a number equal to the product of (A) the total number of Common Shares then owned by such Qualified Shareholder and (B) a fraction, the numerator of which shall be the total number of Common Shares proposed to be sold to a purchaser by the Majority Selling Shareholders as set forth in the written notice described above, and the denominator of which shall be the total number of Common Shares then held by the Majority Selling Shareholders (including the Common Shares proposed to be sold by the Majority Selling Shareholders).

                  (c) Cooperation. Each Noteholder and Qualified Shareholder being dragged-along or tagged-along pursuant to Sections 3.3 or 3.4 hereof (each such Shareholder being a "Cooperating Shareholder") agrees to cooperate in consummating such a sale, including by becoming a party to, executing and delivering the sales agreement and all other appropriate related agreements, certificates, instruments and other documents, delivering, at the consummation of such sale, certificates and other instruments for such Notes or Common Shares duly endorsed for transfer, free and clear of all liens and encumbrances, and voting or consenting in favor of such transaction (to the extent a vote or consent is required) and taking any other necessary or appropriate action in furtherance thereof. Each Cooperating Shareholder shall be severally responsible for its proportionate share of the third-party expenses of sale incurred in connection with such sale, an estimate of which expenses, if available at such time having used commercially reasonable efforts to develop such estimate, shall be provided in the relevant notice, and the monetary obligations and liabilities incurred by the sellers in connection with such sale. Subject to the proviso set forth in the first sentence of Section 3.3(a), such monetary obligations and liabilities shall include (to the extent such obligations are incurred) obligations and liabilities for indemnification, and shall also include amounts paid into escrow or subject to holdbacks, and amounts subject to post-closing purchase price adjustments; provided that all such obligations are equally applicable on a several and not joint basis to each Cooperating Shareholder based on the consideration received by such Cooperating Shareholder; and provided, further, that, with respect to a drag-along transaction under Section 3.3 hereof, such obligations and liabilities in no event shall exceed such Cooperating Shareholder's proceeds from such sale.

         3.4      Tag-Along Rights.

                  (a) If at any time prior to the sale of any Notes pursuant to a registration statement under the Securities Act any Noteholder or group of Noteholders proposes to transfer, in one or a series of related transactions, Notes with an aggregate principal amount of at least US $10 million to a purchaser (including the Company or any of its Subsidiaries) other than an Affiliate or Relative of such Noteholder, such Noteholder (hereinafter referred to as a "Selling Noteholder") shall give written notice (a "Tag Along Transfer Notice") of such proposed transfer to the Noteholders other than such Selling Noteholder (the "Other Noteholders") at least 30 days prior to the consummation of such proposed transfer, setting forth (A) the aggregate principal amount of Notes offered (the "Proposed Notes Amount"), (B) the consideration to be received for such Notes by such Selling Noteholders, (C) the identity of the purchaser, (D) any other material items and conditions of the proposed transfer (including a representation that if one or more Other Noteholders elect to sell Notes pursuant to this Section 3.4, such Selling Noteholder shall use reasonable efforts to cause any transaction to be on terms which do not expose such Other Noteholders to joint and several liability in such transaction), (E) the date of the proposed transfer and (F) that each such Other Noteholder shall have the right to elect to sell up to the sum of the Pro Rata Portion plus the Excess Pro Rata Portion of its Notes.

                  (b) Upon delivery of a Tag Along Transfer Notice, each Other Noteholder may elect to sell up to the sum of (A) the Pro Rata Portion and
(B) the Excess Pro Rata Portion of its Notes, at the same price and pursuant to same terms and conditions as agreed to by the Selling Noteholder, by sending written notice to the Selling Noteholder within 15 days of the date of the Tag Along Transfer Notice, indicating its election to sell up to the sum of the Pro Rata Portion plus the Excess Pro Rata Portion of its Notes in the same transaction (it being understood and agreed that such electing Other Noteholder
(x) may elect to sell less than the full amount of the Pro Rata Portion of its Notes and (y) shall not be required to sell all or any portion of the Excess Pro Rata Portion of its Notes). Following such 15 day period, (i) each Other Noteholder, concurrently with the Selling Noteholder, shall be permitted to sell to the purchaser, on the terms and conditions set forth in the Tag Along Transfer Notice, Notes up to the sum of (x) the Pro Rata Portion and (y) the Excess Pro Rata Portion of its Notes and (ii) the Selling Noteholder shall be permitted to sell to the purchaser, on the terms and conditions set forth in the Tag Along Transfer Notice, Notes up to an amount equal to (X) the Proposed Notes Amount, less (Y) the aggregate amount of Notes sold by the Other Noteholders pursuant to Section 3.4(b)(i) hereof.

                  (c) For purposes of Sections 3.4(a) through (c) of this Agreement, "Pro Rata Portion" shall mean, with respect to the Notes held by a Noteholder, a number equal to the product of (A) the aggregate principal amount of Notes then owned by such Noteholder and (B) a fraction, the numerator of which shall be the Proposed Notes Amount, and the denominator of which shall be the aggregate principal amount of Notes then outstanding (including the Proposed Notes Amount). For purposes of Sections 3.4(a) through (c) of this Agreement, "Excess Pro Rata Portion" shall mean, with respect to Notes held by an Other Noteholder, a number equal to the product of (x) the number of Non-Elected Notes and (y) a fraction, the numerator of which shall be such Noteholder's Pro Rata Portion with respect to the Notes, and the denominator of which shall be the sum of (1) the aggregate Pro Rata Portions with respect to the Notes of all of the Other Noteholders that have elected to exercise rights to sell their Pro Rata Portion of Notes (to the extent so elected), and (2) the Selling Noteholder's Pro Rata Portion of Notes (the aggregate amount of such denominator is hereinafter referred to as the "Elected Notes"). For purposes of Sections 3.4(a) through (c) of this Agreement, "Non-Elected Notes" shall mean the excess, if any, of the Proposed Notes Amount, less the amount of Elected Notes.

                  (d) If at any time that a Trading Market does not exist any Qualified Shareholder or group of Qualified Shareholders proposes to transfer, in one or a series of related transactions, Common Shares representing at least 10% of the Fully-Diluted Shares to a purchaser (including the Company or any of its Subsidiaries) other than an Affiliate or Relative of such Qualified Shareholder, such Qualified Shareholder (hereinafter referred to as a "Selling Qualified Shareholder") shall give written notice (a "Common Share Tag Along Transfer Notice") of such proposed transfer to the Qualified Shareholders other than such Selling Qualified Shareholders (the "Other Qualified Shareholders") at least 30 days prior to the consummation of such proposed transfer, setting forth (A) the aggregate amount of Common Shares offered (the "Proposed Share Amount"), (B) the consideration to be received for such Common Shares by such Selling Qualified Shareholders, (C) the identity of the purchaser, (D) any other material items and conditions of the proposed transfer (including a representation that if one or more Other Qualified Shareholders elect to sell pursuant to this Section 3.4, such Selling Qualified Shareholder shall use reasonable efforts to cause any transaction to be on terms which do not expose such Other Qualified Shareholders to joint and several liability in such transaction), (E) the date of the proposed transfer and (F) that each such Other Qualified Shareholder shall have the right to elect to sell up to the sum of its Pro Rata Portion plus its Excess Pro Rata Portion of such Common Shares.

                  (e) Upon delivery of an Common Share Tag Along Transfer Notice, each Other Qualified Shareholder may elect to sell up to the sum of (A) the Pro Rata Portion and (B) the Excess Pro Rata Portion of its Common Shares, at the same price and pursuant to same terms and conditions as agreed to by the Selling Qualified Shareholder, by sending written notice to the Selling Qualified Shareholder within 15 days of the date of the Common Share Tag Along Transfer Notice, indicating its election to sell up to the sum of the Pro Rata Portion plus the Excess Pro Rata Portion of its Common Shares (it being understood and agreed that such electing Other Qualified Shareholder (x) may elect to sell less than the full amount of the Pro Rata Portion of its Common Shares and (y) shall not be required to sell all or any portion of the Excess Pro Rata Portion of its Common Shares). Following such 15 day period, (i) each Other Qualified Shareholder, concurrently with the Selling Qualified Shareholder, shall be permitted to sell to the purchaser, on the terms and conditions set forth in the Common Share Tag Along Transfer Notice, Common Shares up to the sum of (x) the Pro Rata Portion and (y) the Excess Pro Rata Portion of its Common Shares and (ii) the Selling Qualified Shareholder shall be permitted to sell to the purchaser, on the terms and conditions set forth in the Common Share Tag Along Transfer Notice, Common Shares up to an amount equal to
(X) the Proposed Share Amount, less (Y) the aggregate amount of Common Shares sold by the Other Qualified Shareholders pursuant to Section 3.4(e)(i) hereof.

                  (f) For purposes of Sections 3.4(d) through (f) of this Agreement, "Pro Rata Portion" shall mean, with respect to the Common Shares held by a Qualified Shareholder, a number equal to the product of (A) the total number of such Common Shares then owned by such Qualified Shareholder and (B) a fraction, the numerator of which shall be the Proposed Share Amount, and the denominator of which shall be the total number of such Common Shares then outstanding (including the Proposed Share Amount). For purposes of Sections 3.4(d) through (f) of this Agreement, "Excess Pro Rata Portion" shall mean, with respect to Common Shares held by an Other Qualified Shareholder, a number equal to the product of (x) the number of Non-Elected Common Shares and (y) a fraction, the numerator of which shall be such Qualified Shareholder's Pro Rata Portion with respect to the Common Shares, and the denominator of which shall be the sum of (1) the aggregate Pro Rata Portions with respect to the Common Shares of all of the Other Qualified Shareholder that have elected to exercise rights to sell their Pro Rata Portion of Common Shares (to the extent so elected), and
(2) the Selling Qualified Shareholder's Pro Rata Portion of Common Shares (the aggregate amount of such denominator is hereinafter referred to as the "Elected Common Shares"). For purposes of Sections 3.4(d) through (f) of this Agreement, "Non-Elected Common Shares" shall mean the excess, if any, of the Proposed Share Amount, less the amount of Elected Common Shares.

         3.5      Right of First Refusal.

                  (a) Except for transfers pursuant to (i) an effective registration statement filed pursuant to the Registration Rights Agreement, (ii)
Section 3.3 hereof or (iii) Section 3.4 hereof, if a Transferor (the "Proposed Seller") agrees to sell or otherwise dispose of all or part of its

Notes ("Offered Notes") for value (a "Proposed Sale") to a purchaser (including the Company or any of its Subsidiaries) other than an Affiliate or Relative of such Noteholder (the "Proposed Sale Purchaser"), then upon demand of any of the other Noteholders, such Proposed Seller shall be required to offer to the Participating Noteholders all, and not less than all, of the Offered Notes at the same price and on the same terms and conditions, including the time of payment and the form of consideration, as the Proposed Sale in accordance with this Section 3.5.

                  (b) The Proposed Seller shall provide the Company and each other Noteholder with written notice (a "First Refusal Notice") not less than 10 Business Days prior to the date of the Proposed Sale (the "Proposed Sale Date"). Each Proposed Sale Notice shall set forth: (i) the name and address of the Proposed Sale Purchaser; (ii) the name and address of the Proposed Seller;
(iii) the proposed amount and form of consideration to be paid for the Offered Notes and the terms and conditions of payment offered by the Proposed Sale Purchaser; (iv) the aggregate amount of Notes proposed to be sold or otherwise disposed of by the Proposed Seller; and (v) the Proposed Sale Date. Notice shall be deemed to be given if mailed to the address for the Company and for each Noteholder that is set forth on the Company's books as set forth in Section 6.4. The Company will provide the Proposed Seller with any information in the Company's possession that is required for the Proposed Seller to provide the Proposed Sale Notice, and will reasonably cooperate with the Proposed Seller to facilitate the preparation and delivery of such Proposed Sale Notice.

                  (c) Each Noteholder wishing to exercise its right to purchase the Offered Notes (the "Participating Noteholders") must send a notice (the "Noteholders Purchase Notice") to the Proposed Seller of its good faith intent to purchase such Offered Notes within five Business Days of the deemed receipt of the Proposed Sale Notice. Each Participating Noteholder shall be entitled to purchase up to the principal amount of Notes equal to the sum of the Pro Rata Portion and the Excess Pro Rata Portion of its Notes.

                  (d) For purposes of this Section 3.5, "Pro Rata Portion" shall mean, with respect to the Notes held by a Participating Noteholder, a number equal to the product of (A) the aggregate principal amount of Notes proposed to be sold or otherwise disposed of by the Proposed Seller and (B) a fraction, the numerator of which shall be the aggregate principal amount of Notes held by such Participating Noteholder, and the denominator of which shall be the aggregate principal amount of Notes then outstanding (excluding the Notes proposed to be sold by the Proposed Seller). For purposes of this Section 3.5, "Excess Pro Rata Portion" shall mean, with respect to Notes held by a Participating Noteholder, a number equal to the product of (x) the number of Non-Elected Notes and (y) a fraction, the numerator of which shall be such Participating Noteholder's Pro Rata Portion with respect to the Notes, and the denominator of which shall be the sum of the aggregate Pro Rata Portions with respect to the Notes of all of the Participating Noteholders that have elected to exercise in full their rights to sell their Pro Rata Portion of Notes (the aggregate amount of such denominator is hereinafter referred to as the "Elected Notes"). For purposes of this Section 3.5, "Non-Elected Notes" shall mean the excess, if any, of the total number of Notes proposed to be sold to a Proposed Sale Purchaser as set forth in a First Refusal Notice, less the amount of Elected Notes.

                  (e) If the other Noteholders do not elect to purchase all of the Offered Notes (or do not consummate their purchase within 30 days after delivering their Noteholders Purchase

Notices), the Proposed Seller may sell such remaining Offered Notes to the Proposed Sale Purchaser within 120 days after the date by which the other Noteholders would have been required to provide the Noteholders Purchase Notices. The Proposed Seller must sell the Offered Notes on terms and conditions no more favorable in any material respect to the Proposed Seller than as stated in the Proposed Sale Notice. Any such sale shall be subject to the terms and conditions of transfer of Notes set forth in this Agreement. After the expiration of such 120-day period, any transfer of Notes by the Proposed Seller to the Proposed Sale Purchaser shall be subject to the terms of this Section 3.5 as if no first refusal offer had been made.

                  3.6 Involuntary Transfer. In the case of any Transfer of title or beneficial ownership of Notes or Conversion Shares or the Special Share upon default, foreclosure, forfeit, court order, or otherwise than by a voluntary decision on the part of a Shareholder (an "Involuntary Transfer"), such Shareholder (or his legal representatives) shall promptly (but in no event later than two business days after such Involuntary Transfer) furnish written notice to the Company indicating that the Involuntary Transfer is pending, specifying the name of the Person to whom such securities are expected to be transferred, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the purported Involuntary Transfer. Notwithstanding the foregoing, this Article III shall apply to Involuntary Transfers.

                  3.7      Special Share. For purposes of Sections 3.3, 3.4 and
3.5 hereof, the Special Share shall not be considered a Common Share.

                                   ARTICLE IV

                           Preemptive Rights; Information Rights; Holder

         4.1      Preemptive Rights.

                  (a) From the Closing Date, in the event the Company proposes to issue Common Shares or securities convertible into or exercisable for Common Shares or rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares (collectively, the "Preemptive Securities"), other than (i) pursuant to the Equity Incentive Plan, (ii) pursuant to any merger, share exchange or acquisition pursuant to which Preemptive Securities are exchanged for, or issued upon cancellation or conversion of, securities of another entity not Affiliated with any Shareholder, or (iii) (A) upon exercise of warrants, options or other rights to acquire Preemptive Securities in each case, either included in clause (i) or (ii) above, or which were issued in an Excluded Transaction (as defined below), or (B) upon issuance of the Notes pursuant to the Investment Agreement (or additional Notes pursuant to the Executive Agreement or conversion of any such Notes or as payment of interest on any such Notes), then the Company shall:

                           (i) deliver to the Shareholders written notice setting forth in reasonable detail (1) the terms and provisions of the Preemptive Securities proposed to be issued (the "Proposed Securities"); (2) the price and other terms of the proposed sale of such securities; (3) the amount of such securities proposed to be issued; and (4) such other information as the Shareholders may reasonably request in order to evaluate the proposed issuance; and

                           (ii) offer to issue to each Shareholder a portion of the Proposed Securities equivalent to a percentage determined by dividing (x) the number of Common Shares beneficially owned by such Shareholder prior to such issue (assuming the issuance of all Common Shares issuable pursuant to then outstanding warrants, options (including employee stock options), convertible or exchangeable securities (including, without limitation, the Notes, even if at such time the Notes are not convertible) and other rights to acquire Preemptive Securities from the Company), by (y) the Fully-Diluted Shares at such time.

                  (b) For purposes of calculating the number of Common Shares beneficially owned pursuant to Section 4.1(a)(ii), the Conversion Price (as defined in the Notes) shall be (1) absent a Liquidity Event, the Base Conversion Price (as defined in the Notes); or (2) if a Liquidity Event has occurred, the Conversion Price determined with reference to Annex A to the Notes, in each case as the same may be adjusted in accordance with Section 4.2 of the Notes.

                  (c) The Shareholders must exercise the purchase rights hereunder (by giving notice of such exercise) within twenty (20) Business Days after receipt of such notice from the Company (the "Preemptive Right Offering Period"). The Company shall be permitted to exclude a transaction from the preemptive rights provided by this Section 4.1 upon the affirmative vote or written consent of the Majority Block (an "Excluded Transaction").

                  (d) Upon the expiration of the Preemptive Right Offering Period described above, or if any Shareholder shall default in paying for or purchasing the Proposed Securities on the terms offered by the Company (except that delay (details of which are given to the Company reasonably promptly) caused by regulatory requirements or compliance with regulatory notice periods shall not constitute default and shall toll the expiration of the Preemptive Right Offering Period), the Company shall thereafter be free to sell such Proposed Securities that such Shareholder has not elected to purchase during the ninety (90) days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Shareholders. Any Proposed Securities offered or sold by the Company after such 90-day period must be reoffered to the Shareholders pursuant to this Section 4.1, subject to the terms hereof.

                  (e) The election by the Shareholders not to exercise preemptive rights under this Section 4.1 in any one instance shall not affect their rights (other than in respect of a reduction in their percentage holdings) as to any subsequent proposed issuance. Any sale of such securities by the Company without first giving the Shareholders the rights described in this
Section 4.1 shall be void and of no force and effect, and the Company shall not register such sale or issuance on the books and records of the Company.

                  (f) The preemptive rights set forth in this Section 4.1 shall terminate effective on the date of the effectiveness of a Liquidity Event.

         4.2 Information Requirements. The Company shall provide to each Noteholder and each Qualified Shareholder that has not delivered a Trading Certificate to the Company (and to any prospective Noteholder and any prospective Qualified Shareholder upon request, subject to the prior receipt of a duly executed confidentiality agreement from any such prospective

Noteholder or Qualified Shareholder in form and substance substantially similar to the form of agreement attached hereto as Exhibit B) the following information:

                  (a) Prior to the time that a Trading Market exists, monthly management reports of the Company, in form and substance consistent with those reports currently furnished to directors, within 30 days after the end of each month;

                  (b) annual consolidated (and, prior to the time that a Trading Market exists, non-consolidated) financial statements of the Company, audited by an internationally recognized accounting firm, within 120 days after the end of each fiscal year; and

                  (c) copies of all filings made under the securities laws of Bermuda, the United States and any other applicable jurisdiction, and copies of all filings made under the rules of any stock exchanges or other applicable self regulatory organizations, to the extent such filings are not otherwise promptly and readily available to the public.

         4.3 Rule 144 and Rule 144A Information. The Company shall take all actions reasonably necessary to enable the Shareholders to sell Notes or Common Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act (if the Company is registered under the Exchange Act) or Rule 144A under the Securities Act, including (a) at any time when the Company is subject to Section 13 or 15(d) of the Exchange Act, filing on a timely basis all reports required to be filed under the Exchange Act and (b) at any time when the Company is not subject to
Section 13 or 15(d) of the Exchange Act, furnishing, at the Company's expense, to any requesting Noteholder or Qualified Shareholder and prospective purchasers designated by such Noteholder or Qualified Shareholder, the information required to be disclosed pursuant to subsection (d)(4)(i) of Rule 144A under the Securities Act. Upon the written request of a Shareholder, the Company shall deliver to such Shareholder a written statement as to whether it has complied with such requirements.

         4.4      Duties of Holder.

                  (a) The Holder shall exercise such of the rights and powers vested in it by the Amended Bye-Laws and this Agreement, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

                  (b) The duties of the Holder shall be determined solely by the express provisions of this Agreement and the Holder need perform only those duties that are specifically set forth in this Agreement and no others, and no implied covenants or obligations shall be read into the Amended Bye-Laws or this Agreement against the Holder. In the absence of bad faith on its part, the Holder may conclusively rely, without investigation, as to the truth or the statements and the correctness of the opinions expressed therein, upon and statements, certificates or opinions furnished to the Holder and conforming to the requirements of this Agreement or the Amended Bye-Laws.

                  (c) The Holder may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that: (i) this paragraph does not limit the effect of paragraph (b) of this Section 4.4; (ii) the

Holder shall not be liable for any error of judgment made in good faith, unless it is proved that the Holder was grossly negligent in ascertaining the pertinent facts; and (iii) the Holder shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Article II hereof.

                  (d) Whether or not herein or therein expressly so provided, every provision of this Agreement that in any way relates to the Holder is subject to this Section 4.4.

                  (e) No provision of this Agreement (or the Amended Bye-Laws) shall require the Holder to expend or risk its own funds or incur any liability. The Holder shall be under no obligation to exercise any of its rights and powers under this Agreement or the Amended Bye-Laws at the request or direction of any Shareholders unless such Shareholders shall have offered to the Holder security and indemnity satisfactory to it against any loss, liability, cost or expense which might be incurred by it in compliance with such request or direction.

                  (f) The Holder shall not be liable for interest on any money received by it except as the Holder may agree in writing with the Majority Block. Money held in trust by the Holder need not be segregated from other funds except to the extent required by law.

         4.5      Rights of Holder; Limitation of Liability.

                  (a) The Holder may conclusively rely and shall be protected in acting or refraining from acting upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Holder need not investigate any fact or matter stated in the document.

                  (b) Before the Holder acts or refrain from acting, it may require an officers' certificate or an opinion of counsel or both from the Company or the Shareholders. The Holder shall not be liable for any action it takes or omits to take in good faith in reliance on such officers' certificate or opinion of counsel. The Holder may consult with counsel of its own selection and the written advice of such counsel and opinions of counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder (or under the Amended Bye-Laws) in good faith and in reliance thereon.

                  (c) The Holder may act through its attorneys, accountants, experts and such other agents or professionals as the Holder deems necessary, advisable or appropriate and shall not be responsible for the misconduct or negligence of any attorney, accountant, expert or other such agent or professional appointed with due care.

                  (d) The Holder shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Agreement or the Amended Bye-Laws. In particular, without limiting the foregoing, the Holder shall not be liable to any Person for any loss which may result from any action or omission of a character authorized hereunder or under the Amended Bye-Laws, unless it can be affirmatively shown that in taking or omitting to take such action the Holder acted fraudulently in fact (as distinguished from any imputed, constructive, or assumed fraud) or in deliberate, willful, and intentional disregard of the interests of the Shareholders. It is expressly understood that the Holder or its Affiliates may also hold Notes, Common Shares and/or other securities of the Company and such fact shall neither constitute evidence of any fraud nor evidence of any deliberate, willful or intentional disregard of the interests of the other Shareholders. In its capacity as a Noteholder or Qualified Shareholder, the Holder (and each Affiliate of the Holder) may act, and may direct the Holder to act or omit to act, in accordance with this Agreement solely in its own interests and without any regard to the interests of other Noteholders or Qualified Shareholders.

                  (e) The Holder shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, or other paper or document, but the Holder, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

                  (f) The permissive rights of the Holder enumerated herein shall not be construed as duties.

         4.6      Compensation, Reimbursement and Indemnity.

                  (a) Subject to Section 4.6(f) hereof, the Company shall pay to the Holder (unless the Holder is Morgan Stanley or an Affiliate thereof) from time to time such compensation for the rendering by it of the services required hereunder and under the Amended Bye-Laws as shall be agreed upon in writing by the Company and the Holder. The Holder shall be reimbursed promptly upon request for all reasonable disbursements, advances and expenses incurred or made by or on behalf of it in addition to such compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Holder's attorneys, accountants, experts and such other professionals as the Holder deems necessary, advisable or appropriate.

                  (b) Subject to Section 4.6(f) hereof, the Company and, only to the extent that the Company is insolvent at such time or otherwise does not have sufficient funds to satisfy or otherwise is not legally permitted to or does not satisfy any indemnification obligations hereunder, each other Person (other than the Holder and except as set forth below) who is a party hereto (the "Parties") from time to time (the "indemnifying parties") shall jointly and severally indemnify and hold harmless the Holder and any predecessor Holder (and their Affiliates) and their respective officers, directors, trustees, employees and representatives and each of their respective heirs and assigns (collectively, the "indemnified parties") from and against any and all claims, liabilities, losses, costs, expenses and damages, including the reasonable fees, expenses and other charges of counsel (collectively, "Losses") relating to, arising out of or resulting from, the acceptance or administration of the Holder's powers or duties under this Agreement and under the Amended-Bye-Laws, including the costs and expenses of defending any indemnified party against or investigating any claim (whether asserted by the Company, any Shareholder or any other Person) or liability in connection with the exercise or performance of (or the failure to exercise or perform) any of the Holder's powers or duties hereunder or under the Amended Bye-Laws, except to the extent any such Losses may be attributable to its gross negligence or wilful misconduct. Notwithstanding the foregoing, in the event that (i) both the Holder and an Affiliate of the Holder (other than the Company) (a "Holder Affiliate") are Parties, (ii) the Parties or any group of them bring a claim against any indemnified party for which such indemnified party is entitled to seek indemnification hereunder and (iii) neither the Holder nor any Holder Affiliate is one of the Parties that is bringing such claim, then (x) neither the Holder nor any Holder Affiliate shall be required to participate in or bear any share of such indemnification claim, and (y) the Parties other than the Company, the Holder and each Holder Affiliate shall be the indemnifying parties with respect to such claim. In case any proceeding (including any governmental investigation) shall be instituted involving any indemnified party in respect of which indemnity may be sought pursuant to this Section 4.6, such indemnified party shall promptly notify the indemnifying party in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

                  (c) The remedies provided for in this Section 4.6 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified party at law or in equity, hereunder, under the Investment Agreement or otherwise.

                  (d) The provisions contained in this Section 4.6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any indemnified party and (iii) the resignation or removal of the Holder.

                  (e) All indemnified parties are third party beneficiaries of this Agreement.

                  (f) If any reimbursement, indemnification or other payment by the Company under this Section 4.6 shall be unlawful under the laws of Bermuda, the Company shall first use all reasonable efforts to take any actions necessary to make such payments lawful and shall not be obligated to make such payments until those actions have been taken.

                                   ARTICLE V

                         Representations and Warranties

         5.1      Representations and Warranties of the Company.

                  The Company represents and warrants to the Shareholders as of the date hereof as follows:

                  (a) Organization. It is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation;

                  (b) Authority. It has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby;

                  (c) Binding Obligation. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on its part, and this Agreement constitutes its binding obligation, enforceable against it in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, moratorium or other laws which may affect creditors' rights and remedies generally and by principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and

                  (d) No Conflict. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby do not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of any material law, statute, rule or regulation to which it is subject, (ii) violate any material order, judgment or decree applicable to it, or (iii) conflict with, or result in a breach or default under, any term or condition of its organizational documents or any material agreement or other material instrument to which it is a party or by which it or its property is bound.

         5.2 Representations and Warranties of the Shareholders. Each of the Shareholders represents and warrants to each other and to the Company as of the date hereof as follows:

                  (a) Organization. If it is a legal entity, it is duly organized and validly existing under the laws of its respective jurisdiction of organization;

                  (b) Authority. If it is a legal entity, it has corporate full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and if it is a natural person, it has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby;

                  (c) Binding Obligation. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action on its part, and this Agreement constitutes its binding obligation, enforceable against it in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, moratorium or other laws which may affect creditors' rights and remedies generally and by principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and

                  (d) No Conflict. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby do not, with or without the giving of notice or the lapse of time, or both, (i) violate any material provision of law, statute, rule or regulation to which it is subject, (ii) violate any material order, judgment or decree applicable to it, or (iii) conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation, bylaws or equivalent governing document (if it is a legal entity) or any material agreement or other material instrument to which it is a party or by which it or its property is bound.

                  (e) ERISA. If such Shareholder is acquiring and holding Notes, either (a) no portion of the assets used by it to acquire and hold the Notes constitutes "plan assets" within the meaning of U.S. Department of Labor Regulation 29 CFR Section 2510.3-101 of any employee benefit plan subject to ERISA, any plan, individual retirement account or other arrangement subject to Section 4975 of the Code or any applicable Similar Law, or any entity whose underlying assets are considered to include "plan assets" or any such plan, account or arrangement; or (b) the acquisition and holding of the Notes by it will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

                                   ARTICLE VI

                                  Miscellaneous

         6.1      Termination.

                  (a) This Agreement shall not terminate except as set forth in this Section. This Agreement shall terminate on the earliest of:

                           (i) mutual agreement of each of the Original Holders that at the time of such agreement is the beneficial owner of Notes or Common Shares;

                           (ii) consummation of an IPO that has been approved for these purposes by the Majority Block and that would result in a sale of Common Shares representing at least 20% of the Fully-Diluted Shares and result in the Common Shares being registered with the SEC pursuant to the Exchange Act or traded either on a U.S. or foreign securities exchange or in the National Association of Securities Dealers Automated Quotation System and that is a Liquidity Event; and

                           (iii) the redemption by the Company of the Special Share.

                  (b)      Each of Section 3.3(b) and Sections 3.4(d) through
         (f) hereof shall terminate and be of no further force or effect upon the earliest of:

                           (i) mutual agreement of each of the Original Holders that at the time of such agreement is the beneficial owner of Notes or Common Shares;

                           (ii) consummation of an IPO that would result in a sale of Common Shares representing at least 20% of the Fully-Diluted Shares and result in the Common Shares being registered with the SEC pursuant to the Exchange Act or traded either on a U.S. or foreign securities exchange or in the National Association of Securities Dealers Automated Quotation System and that is a Liquidity Event;

                           (iii) merger of the Company into any Person, other than a wholly-owned subsidiary of the Company; provided that beneficial owners of Common Shares immediately prior to such transaction (including upon conversion of Notes, whether or not then convertible) would, immediately after such transaction, beneficially own in the aggregate less than 67% of the voting equity of the combined entity and that is a Liquidity Event; or

                           (iv) the redemption by the Company of the Special Share.

         6.2 Recapitalization, Exchanges, etc., Affecting the Notes or Common Shares. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (i) the Notes and Common Shares, and (ii) any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for any Notes or Common Shares, by combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of the Company, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

         6.3 Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that, in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled to (in addition to any other remedy to which the Person may be entitled, at law or in equity) injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

         6.4 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed to a Shareholder, Holder or the Company at the address set forth for such Person on the Company's books and records, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day following delivery of such notice to a reputable air courier service. Any party may change its address for Notice by Notice given to the Company in accordance with the foregoing. No objection may be made to the method of delivery of any Notice actually and timely received.

         6.5 Legend. In addition to any other legend which may be required by applicable law, each certificate representing Common Shares and Notes which are subject to this Agreement shall have endorsed, to the extent appropriate, upon its face the following words:

                [LEGEND FOR COMMON SHARES AND FOR SPECIAL SHARE]

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY JURISDICTION. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, HYPOTHECATED, GIVEN, BEQUEATHED, TRANSFERRED, ASSIGNED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF ("TRANSFERRED") EXCEPT PURSUANT TO (I) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES THAT IS EFFECTIVE UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAW, OR (II) ANY EXEMPTION FROM REGISTRATION UNDER SUCH ACT, OR APPLICABLE STATE SECURITIES LAW, RELATING TO THE DISPOSITION OF SECURITIES, PROVIDED THAT AN OPINION OF COUNSEL IS FURNISHED TO THE COMPANY, TO THE EXTENT REASONABLY REQUESTED BY THE COMPANY, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE.

         IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER COMPLIES WITH THE PROVISIONS OF THE SHAREHOLDERS AGREEMENT DATED AS OF APRIL 21, 2004 (THE "SHAREHOLDERS AGREEMENT"), A COPY OF WHICH IS ON FILE AND MAY BE INSPECTED AT THE REGISTERED OFFICE OF THE COMPANY. NO TRANSFER OF THE SECURITIES WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF THE SHAREHOLDERS AGREEMENT. THE SECURITIES REPRESENTED BY

         THIS CERTIFICATE ARE ALSO SUBJECT TO OTHER RIGHTS AND OBLIGATIONS AS SET FORTH IN THE SHAREHOLDERS AGREEMENT.

                               [LEGEND FOR NOTES]

                  THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY JURISDICTION. THIS NOTE MAY NOT BE OFFERED, SOLD, HYPOTHECATED, GIVEN, BEQUEATHED, TRANSFERRED, ASSIGNED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF ("TRANSFERRED") EXCEPT PURSUANT TO (I) A REGISTRATION STATEMENT WITH RESPECT TO THIS NOTE THAT IS EFFECTIVE UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAW, OR (II) ANY EXEMPTION FROM REGISTRATION UNDER SUCH ACT, OR APPLICABLE STATE SECURITIES LAW, RELATING TO THE DISPOSITION OF SECURITIES, PROVIDED THAT AN OPINION OF COUNSEL IS FURNISHED TO THE COMPANY, TO THE EXTENT REASONABLY REQUESTED BY THE COMPANY, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE.

                  IN ADDITION, THIS NOTE MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER COMPLIES WITH THE PROVISIONS OF (A) THIS NOTE AND (B) THE SHAREHOLDERS AGREEMENT DATED AS OF APRIL 21, 2004 (THE "SHAREHOLDERS AGREEMENT"), A COPY OF WHICH IS ON FILE AND MAY BE INSPECTED AT THE REGISTERED OFFICE OF THE COMPANY. NO TRANSFER OF THIS NOTE WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF THIS NOTE AND THE SHAREHOLDERS AGREEMENT. THIS NOTE IS ALSO SUBJECT TO OTHER RIGHTS AND OBLIGATIONS AS SET FORTH IN THIS NOTE AND THE SHAREHOLDERS AGREEMENT.

         6.6 Amendment; Waiver; Remedies Cumulative. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by (a) during the period from the date hereof through the Majority Conversion Date, (i) Morgan Stanley (so long as it holds a majority in aggregate principal amounts of the Notes) and (ii) the parties to this Agreement who together hold a majority in aggregate principal amount of Notes (excluding the amount of Notes held by Morgan Stanley if clause (i) of this Section 6.6(a) is still applicable), (b) from and after the Majority Conversion Date, (i) Morgan Stanley (so long as it holds a majority of the outstanding Common Shares) and
(ii) the parties to this Agreement who together hold a majority of the outstanding Common Shares (excluding the Common Shares held by Morgan Stanley if clause (i) of this Section 6.6(b) is still applicable), (c) to the extent such amendment, waiver or departure would adversely affect the rights or obligations of the Company under this Agreement, the Company and (d) to the extent such amendment, waiver or departure would adversely affect the rights of or impose additional obligations on a Shareholder under this Agreement in a manner that is materially different from that in which such amendment, waiver or departure would affect the rights or obligations of the other Shareholders, such Shareholder. No Person shall, by any act of omission or commission, be deemed to waive any of its rights or remedies hereunder unless such waiver be in writing and signed by such Person and then only to the extent specifically set forth therein; a waiver on one occasion shall not, except as specifically set forth therein, be construed as continuing or as a bar to or waiver of a right or remedy on any other occasion. All remedies conferred upon a Person by this Agreement shall be cumulative and none is exclusive, and such remedies may be exercised concurrently or consecutively at such Person's option.

         6.7 Additional Documents. Each party agrees to execute any and all further documents and writings within its powers and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

         6.8      No Third-Party Beneficiaries. Except as set forth in Section
4.6 hereof, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

         6.9 Successors and Assigns. Subject to the terms hereof, this Agreement shall be binding upon and shall inure to the benefit of the parties, and their respective successors and permitted assigns; provided that (x) neither this Agreement nor any rights or obligations hereunder may be transferred or assigned by the Company except by operation of law and (y) no rights or obligations of any Shareholder under this Agreement may be transferred or assigned except that any Shareholder may transfer its rights and obligations hereunder, in whole or in part, in connection with a Transfer of Notes or Common Shares made in compliance with all of the provisions of this Agreement.

         6.10 Severability. If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and such provision shall be interpreted to the fullest extent permitted by the law; provided that the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

         6.11 Integration. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth or referred to herein and in the other Transaction Documents. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

         6.12 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws provisions thereof. The Company hereby irrevocably submits to the jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, any appellate courts from any thereof (any such court, a "New York Court") or any court of the United Kingdom located in London, or any appellate courts from any thereof (and such court, a "UK Court"), but shall not be required to submit to the jurisdiction of a court other than a New York Court or UK Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against the Company, and the Company hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. Each party hereto (other than the Company) hereby irrevocably submits to the jurisdiction of any New York Court, but shall not be required to submit to the jurisdiction of a court other than a New York Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against such party, and such party hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. The Company hereby agrees not to commence any action, suit or proceeding relating to this Agreement other than in a New York Court except to the extent mandated by applicable law. The Company hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or any UK Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. Each party hereto (other than the Company) hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT THIS AGREEMENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

                  The submission to the jurisdiction referred to in the preceding paragraph shall not limit the right of any Shareholder or Holder to take proceedings against any other party hereto in courts of any other competent jurisdiction nor shall the taking of proceedings against such other party in any one or more jurisdictions preclude the taking of proceedings against such other party in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

                  The Company agrees that the process by which any suit, action or proceeding is begun in connection with this Agreement may be served on it at its principal place of business in the United Kingdom for the time being. If the Company ceases to have a principal place of business in the United Kingdom, it shall immediately appoint a further person in the United Kingdom to accept service of process on its behalf in such jurisdiction. Nothing contained herein shall affect the right of the parties hereto to serve process in any other manner permitted by law. In addition, the Company acknowledges and agrees that
(a) it has, by separate letter, irrevocably appointed CT Corporation System, as its authorized agent upon which process may be served in any suit or proceeding against the Company arising out of or relating to this Agreement or under any securities laws of the United States or any state thereof and arising out of the foregoing, (b) it has, prior to the date hereof, paid such agent an amount in cash sufficient to procure such agent's services for eleven years from the date hereof and (c) service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided above, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of at least eleven years from the date of this Agreement.

         6.13 Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

         6.14     Transferees Bound. Except to the extent otherwise provided by
Article III, all Notes or Common Shares or the Special Share owned by a Transferee shall for all purposes be subject to the terms of this Agreement, whether or not such Transferee has executed a consent to be bound by this Agreement.

         6.15 Headings, etc. The headings of the Articles and Sections of this Agreements have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

         6.16 Time of the Essence. Time is of the essence with respect to all of the obligations and agreements specified in this Agreement.

         IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first set forth above.

MORGAN STANLEY & CO. INCORPORATED               VIATEL HOLDING (BERMUDA) LIMITED

By:  ____________________________               By: __________________________
     Name:                                          Name:
     Title:                                         Title:

AHAB PARTNERS, L.P.                             VARDE PARTNERS, INC.

By:  ______________, its _______                By: ____________________________
                                                    Name:
                                                    Title:
By:  ___________________________
     Name:
     Title:

STONEHILL INSTITUTIONAL PARTNERS, L.P.          ORE HILL HUB FUND LTD.

By:  _______________, its ______                By: ____________, its __________

By:  ____________________________               By: ____________________________
     Name:                                          Name:
     Title:                                         Title:

LUCY WOODS                                      WAYLAND DISTRESSED OPPORTUNITIES
                                                FUND I-A, LLC

____________________________
Name:  Lucy Woods                               By: _______________, its _______

                                                By: ____________________________
                                                    Name:
                                                    Title:

SAPPHIRE SPECIAL OPPORTUNITIES FUND, LLC

By:  _____________, its ______

By:  ____________________________
     Name:
     Title: